                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              EMERITUS CORPORATION
                              --------------------
                                (Name of Issuer)

                          COMMON STOCK, .0001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    291005106
                                    ---------
                      (CUSIP Number of Class of Securities)

Daniel R. Baty                                     Michael E. Stansbury
Emeritus Corporation              with a copy to:  Perkins Coie LLP
3131 Elliot Avenue, Suite 500                      1201 Third Avenue, 40th Floor
Seattle, WA 98121                                  Seattle, Washington  98101
(206) 289-2909                                     (206) 583-8888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------

                                      SCHEDULE 13D
----------------------------------                          --------------------
CUSIP NO.    291005 10-6                                    PAGE 2 OF 9 PAGES
             -----------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           Daniel R. Baty
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
    2                                                                  (b) / /
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           00
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   / /
    5
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           USA
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                         7
                             3,602,566(1)
       NUMBER OF        --------------------------------------------------------
        SHARES               SHARED VOTING POWER
     BENEFICIALLY        8
       OWNED BY              Not applicable
         EACH           --------------------------------------------------------
      REPORTING              SOLE  DISPOSITIVE POWER
        PERSON           9
         WITH                3,602,566(1)
                        --------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                        10
                             Not applicable
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
   11
           3,602,566(1)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   / /
   12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           33.97%(1)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
--------------------------------------------------------------------------------

--------------------
          (1) Daniel R. Baty owns 654,116 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,948,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,495,997 shares of Common Stock outstanding as of 2/1/00.

                                      SCHEDULE 13D
----------------------------------                          --------------------
CUSIP NO.    291005 10-6                                    PAGE 3 OF 9 PAGES
             -----------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           B.F. Limited Partnership
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
    2                                                                (b) / /

--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           00
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           State of Washington
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                         7
                             2,948,450(2)
      NUMBER OF         --------------------------------------------------------
        SHARES               SHARED VOTING POWER
     BENEFICIALLY        8
       OWNED BY              Not applicable
         EACH           --------------------------------------------------------
      REPORTING              SOLE  DISPOSITIVE POWER
        PERSON           9
         WITH                2,948,450(2)
                        --------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                        10
                             Not applicable
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
   11
           2,948,450(2)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*   / /
   12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           28.09%(2)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           00
--------------------------------------------------------------------------------

--------------------
          (2) Daniel R. Baty owns 654,116 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,948,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,495,997 shares of Common Stock outstanding as of 2/1/00.

                                      SCHEDULE 13D
----------------------------------                          --------------------
CUSIP NO.    291005 10-6                                    PAGE 4 OF 9 PAGES
             -----------
--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
           Columbia-Pacific Group, Inc.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
    2                                                                 (b) / /

--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           00
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           State of Washington
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                         7
                             2,948,450(3)
      NUMBER OF         --------------------------------------------------------
        SHARES               SHARED VOTING POWER
     BENEFICIALLY        8
       OWNED BY              Not applicable
         EACH           --------------------------------------------------------
      REPORTING              SOLE  DISPOSITIVE POWER
        PERSON           9
         WITH                2,948,450(3)
                        --------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                        10
                             Not applicable
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY DANIEL R. BATY
   11
           2,948,450(3)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES*  / /

--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           28.09%(3)
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
--------------------------------------------------------------------------------

--------------------
          (3) Daniel R. Baty owns 654,116 shares of Common Stock, which includes 108,936 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is limited partner, owns 2,948,450 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and general partner of B.F., Limited Partnership. Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership. The percentage is based on 10,495,997 shares of Common Stock outstanding as of 2/1/00.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Emeritus Corporation, a Washington corporation (the "Company"). The principal executive and business office of the Company is located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D relates to Daniel R. Baty, B.F., Limited Partnership, and Columbia-Pacific Group, Inc. Mr. Baty is President and sole shareholder of Columbia-Pacific Group, a Washington Corporation, which is the general partner of the B.F., Limited Partnership of which Mr. Baty is also a limited partner. The foregoing persons are filing this statement of Schedule 13D because, on October 12, 1999, they had acquired in the preceeding 12 months more than 2% of the outstanding Common Stock of the Company. Prior to this filing, the persons filing this statement had filed statements on Schedule 13G.

         Mr. Baty's principal occupation is Chief Executive Officer and Chairman of the Board of the Company. His principal business address is as set forth in
Item 1 above. Mr. Baty is a citizen of the United States of America and has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to any judgment, decree or final order relative thereto.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the shares of the Company purchased by Mr. Baty during 1999, 46,136 shares represent vested options that became exercisable during fiscal year 1999, all of which options were granted to Mr. Baty pursuant to the Company's 1995 Stock Incentive Plan. The remaining 186,500 shares of the Company purchased by Mr. Baty and B.F., Limited Partnership ("Partnership") during 1999, were purchased in the open market through a registered broker-dealer, with personal funds of Mr. Baty and working capital funds of the Partnership, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Baty, personally and through the Partnership, acquired the securities covered by this statement in the ordinary course of investing in the Company as its largest holder of Common Stock and as its founder and Chief Executive Officer.

         Except as otherwise described in this statement or in the reports filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, the parties filing this statement have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation relating to the Company; (c) a sale or transfer of material net assets of the Company; (d) a change in the present Board of Directors or management of the Company; (e) any material changes of the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto that may impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the items enumerated above. Note, however, that as a shareholder and member of the Board of Directors, Mr. Baty would be entitled to vote on a change in the present Board of Directors or management in his fiduciary duty as a director, and as a shareholder.



ITEM 5.  INTEREST IN SECURITIES OF EMERITUS CORPORATION

         (a) As of the date of this Schedule 13D, Daniel R. Baty beneficially owns 654,116 shares of common stock, which includes 108,936 shares of common stock issuable upon the exercise of options currently or within the next 60 days.

         As of the date of this Schedule 13D, B.F., Limited Partnership beneficially owns 2,948,450 shares of common stock of the Company, and Columbia-Pacific Group, Inc. beneficially owns, as general partner to B.F., Limited Partnership, the same 2,948,450 shares. Based on 10,495,997 shares of common stock outstanding as of February 1, 2000, the beneficial ownership amounts described above represent approximatley 6.17% and 28.09%, respectively, of the total outstanding shares of common stock.

         (b) Daniel R. Baty, both individually and in his capacity as President and sole shareholder of Columbia-Pacific Group, Inc., General Partner of B.F., Limited Partnership, has the sole power to vote and to direct the vote of and the sole power to dispose of and to direct the disposition of all 3,602,566 shares of common stock covered by this Schedule 13D.

         (c) During the month of December 1999, Mr. Baty purchased a total of 19,400 shares of common stock in the Company, which acquisition was reported on a Form 4 Statement by Mr. Baty filed with the Securities and Exchange Commission and the American Stock Exchange, on January 8, 2000. During the month of January 2000, neither Mr. Baty, nor B.F., Limited Partnership nor Columbia-Pacific Group, Inc. purchased any shares of common stock of the Company.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF EMERITUS CORPORATION

SERIES A CONVERTIBLE PREFERRED STOCK

         The Company has issued Series A Convertible Preferred Stock (the "Series A Stock") authorized puruant to a Designation of Rights and Preferences of Series A Convertible Preferred Stock dated as of October 24, 1997. The Designation contains certain rights and voting privileges available to the holders of the Series A Stock. In addition, the Company and Mr. Baty are parties to the following arrangements:

         Under a shareholders agreement dated as of October 24, 1997, the Company and Mr. Baty have agreed to take all necessary action to ensure that NorthStar Capital Partners, LLC, the initial purchaser of the Company's Series A Convertible Exchangeable Redemable Preferred Stock, has board representation of not less than one-seventh of the entire Board of Directors, rounded up to the nearest whole director. These obligations terminate if NorthStar has sold any of its initial investment and its remaining shares represent less than 5% of outstanding common stock on a fully diluted basis, there is a change of control of NorthStar or NorthStar is unable to exercise independent control over its shares. Under the Designation of Rights and Preferences relating to the Series A Stock, whenever the cash dividends have not been paid for six consecutive quarters, NorthStar may designate one director in addition to the other directors that it is entitled to designate under the shareholders agreement.

         Each share of Series A Stock is entitled to a number of votes equal to 50% of the number of shares of common stock into which it is convertible. Except as required by law or as described below, the Series A Stock votes with the common stock and Series B Stock (as hereinafter defined) as a single voting group. The Company may not amend or alter the rights and preferences of the Series A Stock so as to adversely affect the Series A Stock without the consent of the holders of a majority of the outstanding Series A Stock. In addition, until October 24, 2001 the Company may not, without the approval of the NorthStar directors, create another series of preferred stock ranking senior to or PARI PASSU with the Series A Stock or declare or pay dividends on the common stock.

         NorthStar is not permitted to purchase additional voting shares of Emeritus. This restriction will terminate 18 months after the date on which NorthStar ceases to hold securities representing 5% of common stock on a fully diluted basis. If Mr. Baty contemplates selling 50% or more of the common stock he owns, NorthStar has the right to participate in the sale on a proportionate basis. NorthStar has the right to two demand registrations, which may be shelf registrations effective for one year, and unlimited piggyback registrations, subject to marketing restrictions imposed by underwriters.

SERIES B CONVERTIBLE PREFERRED STOCK

         The Company has issued Series B Convertible Preferred Stock (the "Series B Stock") authorized puruant to a Designation of Rights and Preferences of Series B Convertible Preferred Stock dated as of December 30, 1999. The Designation contains certain rights and voting privileges available to the holders of the Series B Stock. In addition, the Company and Mr. Baty are parties to the following arrangements:

         Under a shareholders agreement dated as of December 30, 1999, the Company and Mr. Baty have agreed to take all necessary action to ensure that Saratoga Partners IV, L.P., the initial purchaser of the Company's Series B Stock, has board representation at a percentage of the entire Board of Directors, rounded up to the nearest whole director, that is represented by the voting power of the Series B Stock owned by Saratoga and its related investors. The shareholders agreement also provides for a minimum of two Saratoga directors. Saratoga is currently entitled to designate three of eight members of the Board, although it has advised us that it will designate only two at this time. Saratoga's right to designate directors terminates if Saratoga has sold more than 50% of its initial investment and its remaining shares represent less than 5% of outstanding shares of common stock on a fully diluted basis or it is unable to exercise independent control over its shares. Under the Designation of Rights and Preferences relating to the Series B Stock, whenever the cash dividends have not been paid for six consecutive quarters, Saratoga may designate one director in addition to the other directors that it is entitled to designate under the shareholders agreement.

         Each share of Series B Stock is entitled to a number of votes equal to the number of shares of common stock into which it is convertible. Except as required by law or as described below, the Series B Stock votes with the common stock and Series A Stock as a single voting group. The Company may not amend or alter the rights and preferences of the Series B Stock so as to adversely affect the Series B Stock without the consent of the holders of a majority of the outstanding shares of Series B Stock. In addition, the Company may not increase the number of authorized shares of preferred stock or create another series of preferred stock ranking prior to or PARI PASSU with the Series B Stock without the consent of the holders of at least 75% of the outstanding Series B Stock.

         The shareholders agreement provides that neither Saratoga nor Mr. Baty is permitted to purchase voting securities in excess of a defined limit. That limit for Saratoga and its affiliates is 110% of the number of shares of common stock (assuming conversion of the Series B Stock) owned by Saratoga and its related investors immediately after the completion of the financing, plus the Series B Stock (or underlying common stock) issuable as dividends on the Series B Stock. That limit for Baty is the greater of 110% of the shares of common stock owned by Baty as of December 10, 1999 or 100% of the Saratoga ownership described in the preceding sentence. These restrictions will terminate 18 months after the date on which Saratoga and its related investors cease to hold securities representing 5% of the shares of common stock on a fully diluted basis.

         The shareholders agreement provides that if Mr. Baty contemplates selling 30% or more of the Common Stock he owns, Saratoga and its related investors would have the right to participate in the sale on a proportionate basis.

         Pursuant to a registration rights agreement, Saratoga and its related investors have the right to two demand registrations, one of which may be a shelf registration effective for one year, and unlimited piggyback registrations, subject to marketing restrictions imposed by underwriters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

                                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 11, 2000
                                        --------------------------------------
                                                             (Date)

                                        /s/ Daniel R. Baty
                                        --------------------------------------
                                        Daniel R. Baty



                                        February 11, 2000
                                        --------------------------------------
                                                             (Date)

                                        B.F., Limited Partnership
                                        --------------------------------------
                                        By: Columbia-Pacific Group, Inc.,
                                            General Partner

                                        By: /s/ Daniel R. Baty
                                        --------------------------------------
                                               Daniel R. Baty, President



                                        February 11, 2000
                                        --------------------------------------
                                                               (Date)

                                        Columbia-Pacific Group, Inc.


                                        By: /s/ Daniel R. Baty
                                        --------------------------------------
                                                 Daniel R. Baty, President